Exhibit 21.1
SUBSIDIARIES OF FOOTHILLS RESOURCES, INC.
     The table below sets forth all subsidiaries of Foothills Resources, Inc. and the state of incorporation or organization of each.

Subsidiary	Jurisdiction of Incorporation

Foothills California, Inc.	Delaware

Foothills Oklahoma, Inc.	Delaware

Foothills Texas, Inc.	Delaware